UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

SOLIGENIX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

258094101
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

May 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ❒.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258094101	Page 2 of 8
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
440,418

	8	SHARED VOTING POWER
85,397

	9	SOLE DISPOSITIVE POWER
440,418

	10	SHARED DISPOSITIVE POWER
85,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
525,815

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 258094101	Page 3 of 8
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
440,418

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
440,418

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 258094101	Page 4 of 8
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
NRM VII HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
440,418

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
440,418

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 258094101	Page 5 of 8
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
85,397

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
85,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,397

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 258094101	Page 6 of 8
This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated April 27, 2013 and filed May 9, 2013, as amended by Amendment No. 1 dated June 20, 2013 and filed June 26, 2013 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per shares (the “Common Stock”), of Soligenix, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540.  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, Third Security and NRM VII Holdings, the “Reporting Persons”) are filing this amendment to disclose (i) the cashless exercise of a warrant to purchase 250,000 shares of Common Stock by NRM VII Holdings on May 4, 2017 (adjusted for the 1:10 reverse stock split effected by the Company on October 7, 2016, (hereinafter the “Warrant”)), pursuant to which NRM VII Holdings disposed of 49,875 shares of Common Stock to the Company in order to satisfy the aggregate exercise price and (ii) the sale of an aggregate of 111,093 shares of Common Stock held by NRM VII Holdings and Intrexon in open market transactions between May 4, 2017 and May 8, 2017.  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.  Except as specifically amended by this Amendment, the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 4, 2017, NRM VII Holdings surrendered 49,875 shares of Common Stock, at a price per share of $4.01, in order to satisfy the exercise price in connection with the cashless exercise of the Warrant.  As a result of the cashless exercise of the Warrant, NRM VII Holdings acquired 200,125 shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 is incorporated herein by reference.

In addition, the Reporting Persons are filing this Amendment to disclose the sale of 93,041 shares of Common Stock held by NRM VII Holdings, in open market transactions between May 4, 2017 and May 8, 2017, for aggregate net proceeds of approximately $253,104.00.  Additionally, the Reporting Persons are filing this Amendment to disclose the sale of 18,052 shares of Common Stock held by Intrexon, in open market transactions between May 4, 2017 and May 8, 2017, for aggregate net proceeds of approximately $49,106.00.  Pursuant to a joint selling program, NRM VII Holdings and Intrexon sold these shares on a pro rata basis.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

CUSIP No. 258094101	Page 7 of 8
The information contained on the cover pages to this Statement and the information set forth or incorporated in Item 4 is incorporated herein by reference.

 (a) and (b)          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 5,472,532 shares of Common Stock issued and outstanding as of March 17, 2017, as reported on the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2017 for the period ending December 31, 2016, increased by 200,125 shares of Common Stock issued to NRM VII Holdings in connection with the exercise of the Warrant.

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote(1)	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition(1)
Randal J. Kirk	525,815	9.3%	440,418	85,397	440,418	85,397
Third Security, LLC	440,418	7.8%	440,418	—	440,418	—
NRM VII Holdings I, LLC	440,418	7.8%	440,418	—	440,418	—
Intrexon Corporation	85,397	1.5%	—	85,397	—	85,397

(1)	Reflects the 1:10 reverse stock split effected by the Company on October 7, 2016.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

(c)             Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)       Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 8, 2017, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

CUSIP No. 258094101	Page 8 of 8
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 2017

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager, Third Security LLC, which is the Manager of Third Security Capital Partners VII, LLC which is the Manager of NRM VII Holdings I, LLC

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of June 26, 2013, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon